1271 Avenue of the Americas New York, New York 10020-1401 Tel: +1.212.906.1200 Fax: +1.212.751.4864 www.lw.com

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VIA EDGAR AND HAND DELIVERY
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-6010

Attention:	Julie Sherman
Lynn Dicker
Alan Campbell
Tim Buchmiller

Re:	Warby Parker Inc
Draft Registration Statement on Form S-1
Confidentially submitted on June 21, 2021
CIK No. 0001504776

Ladies and Gentlemen:
On behalf of Warby Parker Inc. (the “Company”), we are hereby confidentially submitting a second Draft Registration Statement on Form S-1 (“Submission No. 2”). The Company previously submitted a Draft Registration Statement on Form S-1 on a confidential basis pursuant to Title I, Section 106 under the Jumpstart Our Business Startups Act with the Securities and Exchange Commission (the “Commission”) on June 21, 2021 (the “Draft Submission”). Submission No. 2 has been revised to reflect the Company’s responses to the comment letter to the Draft Submission received on July 19, 2021 from the staff of the Commission (the “Staff”).
For ease of review, we have set forth below each of the numbered comments of your letter in bold type followed by the Company’s responses thereto.

Draft Registration Statement on Form S-1
Cover Page
1.    We note that you have not yet disclosed on which exchange you will apply to list your Class A common stock. Please identify the exchange in your next amendment. Please be advised that we may have additional comments upon receipt and review of an amendment with materially complete disclosures about the listing process, the distribution and the risks associated with it.
Response: The Company respectfully acknowledges the Staff’s comment and has revised throughout Submission No. 2 to disclose that the Company intends to list its Class A common stock on the New York Stock Exchange.
Prospectus Summary, page 1
2.    We note your disclosure on page 76 that, in 2020, you generated 95% of net revenue from the sale of glasses, 2% of net revenue from the sale of contacts, 1% of net revenue from eye exams, and the remaining 2% of net revenue primarily from the sale of eyewear accessories. Please include this disclosure in your prospectus summary.
Response: The Company respectfully acknowledges the Staff’s comment and has revised pages 4 and 105 of Submission No. 2.
3.    We note your disclosure that the Vision Council defines the U.S. eyewear market in 2020 as an approximately $35 billion industry and your disclosure that this industry includes optical retailers’ revenue from the sales of products (including glasses, sunglasses, and contact lenses) and eye care services provided by vision care professionals, including eye exams. Given that 95% of your net revenue for 2020 was from the sale of glasses, please balance this disclosure by indicating your addressable market for glasses in the United States.
Response: The Company respectfully acknowledges the Staff’s comment and has revised pages 4 and 106 of Submission No. 2.
4.    Please balance your prospectus summary with a discussion of the challenges you face in implementing your business plan and growing your business. As examples only, please address the following or tell us why disclosure regarding these examples would not be appropriate:
●    The FDA has taken the position that your Prescription Check mobile application requires a 510(k) premarket notification;
●    Vision insurance comprises a significant majority of overall purchases made in the vision care market, but contributed only 3% of your net revenue for the year ended December 31, 2020; and
●    Compliance with applicable state laws and regulations regarding the corporate practice of medicine and fee-splitting as you seek to increase the scope of your services.
Response: The Company respectfully acknowledges the Staff’s comment and has revised page 7 of Submission No. 2.

Our Customer-Centric Approach, page 1
5.    We note your statement that you believe that your NPS is the highest in the optical industry. Please revise your disclosure here and on page 97 to provide the basis for this claim and identify the major competitors you are comparing yourself against in making this statement.
We further note that you refer to your NPS score as 80 here and on page 76, but elsewhere in the document you state that your NPS score is more than 80. Please reconcile your disclosure or advise.
Response: The Company respectfully acknowledges the Staff’s comment and has revised pages vi, 2, 6, 78, 100 and 107 of Submission No. 2.
Our Stakeholders, page 3
6.    We note your statement that you hold your partners to "as high standards as we hold ourselves." We further note your disclosure in Risk Factors that you are substantially reliant on a limited number of suppliers and partners, including one supplier for more than half of the cellulose acetate used in your frames and AWS for cloud computing infrastructure, and that you typically do not enter into long-term contracts with your suppliers and therefore do not have contractual assurances. Please revise your disclosure in Our Stakeholders to specify how you hold your suppliers and partners, including your primary cellulose acetate supplier and AWS, to the same high standards that you hold yourselves and provide clarity on what those standards are.
Response: The Company respectfully acknowledges the Staff’s comment and has revised pages 3, 104, and 133 of Submission No. 2.
The Eyewear Market is Large, Growing, and Ripe for Disruption, page 4

7.    If a significant portion of customers who use prescription glasses or contacts purchase their glasses or contacts from their prescriber, and this represents a material hurdle to your business model and ability to gain market share, please revise to disclose and include appropriate risk factor disclosure.
Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that while a significant portion of customers who use prescription glasses or contacts purchase them from their prescriber, as disclosed in the Prospectus Summary section on page 5, one of the Company’s key growth strategies is to expand its holistic vision care offering, including strengthening its offering and position in relation to eye exams and vision care. The Company has disclosed the risks related to this growth strategy throughout the Risk Factors section. For example, in the Risk Factor titled “We have grown rapidly in recent years and have limited experience at our current scale. If we are unable to manage our growth effectively, our brand, company culture, and financial performance may suffer, which may have a material adverse effect on our business, financial condition, and operating results” on page 16, the Company states that overall growth in net revenue will depend on a number of factors, including expanding vision care services. Additionally, in the Risk Factor titled “Failure to recruit and retain optometrists, opticians, and other vision care professionals for our retail stores could materially adversely affect our business, financial condition, and results of operations,” the Company discloses that it may not be able to execute its growth strategy if it is not able to recruit and retain vision care professionals.
What Sets Us Apart, page 5
8.    Please revise your disclosure to briefly explain how you have determined that your customers become more valuable over time or advise. In that regard, we note that your statement that your Average Revenue Per Customer has increased by 16% since 2018 does not appear to specify whether new customers are included in this calculation.
Response: The Company respectfully acknowledges the Staff’s comment and has revised pages 6 and 108 of Submission No. 2.
Summary Consolidated Financial And Other Data
Key Business Metrics and Certain Non-GAAP Financial Measures, page 11
9.    We see that you include what appear to be several other non-GAAP measures in the filing, including what you refer to as contribution margin, four wall margin, and customer acquisition cost. Please tell us how you considered whether these measures are non-GAAP measures and how your disclosures meet the requirements of Item 10(e) of Regulation S- K.
Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company considers whether measures are non-GAAP pursuant to Regulation S-K 10(e). The Company considers contribution margin a non-GAAP measure as it is calculated as contribution profit, which is a measure of the Company’s financial performance that excludes amounts that are included in the most directly comparable measure calculated and presented in accordance with GAAP, divided by net revenue. In response to the Staff’s comment, the Company has updated its non-GAAP reconciliation on page 14 of Submission No. 2 to include the calculation of contribution margin. The Company does not believe that Four Wall Margin is a non-GAAP measure as it is an operating statistical measure of average productivity that is derived from measuring data from a subset of our retail stores, computed with similar characteristics as to how other companies calculate same store sales, which only applies to a subset of retail stores that have typically been open for 12 months or longer. The calculation only includes stores that have been open for 12 months or more and were also open each month during the measurement period (other than for temporary closures in the ordinary course of business, such as for inclement weather). The Company does not consider customer acquisition costs as a non-GAAP measure as the metric is a component of GAAP and included in “Selling, general, and administrative expenses” on the Company’s consolidated statements of operations, divided by active customers, which is an operating metric.
Risk Factors
Our business relies on Amazon Web Services…, page 49
10.    Please revise your disclosure in this risk factor to discuss when your agreement with AWS is scheduled to expire and termination provisions.
Response: The Company respectfully acknowledges the Staff’s comment and has revised page 50 of Submission No. 2.

Management’s Discussion and Analysis, page 75
11.    We note your disclosure regarding your Four Wall Margin and average sales per square foot for the year ended December 31, 2019. Please update this disclosure to add similar disclosure for the fiscal year ended December 31, 2020. Please also describe any known trends or uncertainties that have had, or that you reasonably expect will have, a favorable or unfavorable impact on the these measures.
Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that, as disclosed on page vi, only retail stores that were open for a full 12-month period are used in the calculation of Four Wall Margin and average sales per square foot. In 2020, the Company closed all of its stores for at least two full months due to the COVID-19 pandemic, so the Company is not able to calculate Four Wall Margin and average sales per square foot for the year ended December 31, 2020. The Company has revised the disclosure on page 79 to disclose trends or uncertainties that have had, or that the Company reasonably expects will have, a favorable or unfavorable impact on these measures.
Business, page 97
12.    Given your disclosure that you are working on expanding your footprint in optometry/optical services, including providing vision exams, please revise your Business section, where appropriate, to describe your compliance regime for applicable state laws and regulations regarding fee-splitting, corporate practice of medicine and state-specific optical and optometry rules.
Response: The Company respectfully acknowledges the Staff’s comment and has revised pages 7, 34, 112 and 129 of Submission No. 2.
13.    Please revise your Business section, where appropriate, to provide a more detailed discussion of the supply and manufacturing processes for your glasses and your lenses.
Response: The Company respectfully acknowledges the Staff’s comment and has revised pages 120 to 121 of Submission No. 2.
What Sets Us Apart, page 102
14.    Please revise your disclosure in this section to provide the basis for your statement that your employee retention rates are industry-leading.
Response: The Company respectfully acknowledges the Staff’s comment and has revised page 108 of Submission No. 2.
Sustainable Growth Driven by Customer Focus and Innovation, page 103
15.    Please revise to briefly explain the concept of unaided brand awareness and how you determined that your unaided brand awareness as of the first quarter of 2021 was 13%.
Response: The Company respectfully acknowledges the Staff’s comment and has revised page vi of Submission No. 2.

Innovating to Shape the Future of Vision, page 108
16.    Please revise your disclosure regarding your Prescription Check mobile app to reflect your interactions with the FDA, as discussed on page 39.
Response: The Company respectfully acknowledges the Staff’s comment and has revised page 119 of Submission No. 2.
Description of Capital Stock
Voting Rights, page 149
17.    Please disclose the percentage of outstanding shares that your Class B stockholders must maintain to continue to control the outcome of matters submitted to stockholders for approval.
Response: The Company respectfully acknowledges the Staff’s comment and has revised page 60 of Submission No. 2.
Conversion, page 150
18.    Please revise your disclosure to describe in more detail the transfers of your Class B common stock that will not trigger a mandatory conversion of the Class B common stock in accordance with your Amended Charter. In your revisions, please describe whether the death or incapacity of a holder of Class B common stock or an intra-family transfer of Class B common stock would trigger a mandatory conversion.
Response: The Company respectfully acknowledges the Staff’s comment and will update the disclosure to address this comment on or prior to the public filing of the registration statement, as the Company is still finalizing its Amended Charter.
Public Benefit Corporation Status, page 154
19.    Please expand your disclosure to discuss the factors your board of directors will consider in determining the objectives and standards by which your public benefit performance will be measured. Please also disclose how shareholders will understand whether you have met those objectives and standards and whether you have developed any key performance metrics to measure success.
Response: The Company respectfully acknowledges the Staff’s comment and has revised page 168 of Submission No. 2.
Plan of Distribution, page 164
20.    We note your statement that Goldman Sachs, Morgan Stanley and Allen & Company will not be engaged for investor meetings or to otherwise facilitate or coordinate price discovery activities or sales, except as will be described in a future filing with respect to their role under the applicable stock exchange rules. Please revise your disclosure to provide clarification on the roles that these entities may perform and to describe how you will inform investors of these activities.

Response: The Company respectfully acknowledges the Staff’s comment and has revised pages 178 to 179 of Submission No. 2.
21.    We note your disclosure that you have engaged financial advisors with respect to certain other matters relating to the registration of shares of your Class A common stock and listing of your Class A common stock. Supplementally provide us with copies of your agreements with your financial advisors.
Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it is still negotiating the engagement letters with its financial advisors. The Company will supplementally provide the Commission with copies once executed.
General
22.    Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.
Response: The Company respectfully acknowledges the Staff’s comment and will provide the Staff with copies of all written communications, as defined in Rule 405 under the Securities Act, that the Company, or anyone authorized to do so on its behalf, presents to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.
* * *
We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact me by telephone at (212) 906-1281 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Marc D. Jaffe

Marc D. Jaffe
of LATHAM & WATKINS LLP

cc:	(via email)
Neil Blumenthal, Co-Chief Executive Officer, Warby Parker Inc.
Dave Gilboa, Co-Chief Executive Officer, Warby Parker Inc.
Stelios G. Saffos, Latham & Watkins LLP
Benjamin J. Cohen, Latham & Watkins LLP
Brittany D. Ruiz, Latham & Watkins LLP